Letterhead of Jackson Walker, L.L.P.


                                January 21, 2005


United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 04-09
Washington, D.C.  20549

Attn:    Rachel Zablow, Staff Accountant

         Re:      Form 8-K filed 1/12/05; File No. 0-12536

Dear Madam or Sir:

         China Digital Wireless, Inc. (the "Company") is in receipt of the Staff's Letter of Comments (the "Letter") dated January 14, 2005 with regard to its Current Report on Form 8-K (the "Report") as filed with the Commission on January 12, 2005. The Company's responses to the Staff's comments are set forth below, with each below numbered response corresponding to the similarly numbered comment found in the Letter:

         1. The Company has filed an amendment to the Report to include therein an unqualified statement that the Company's former accountant, BDO Shanghai Zhonghua Certified Public Accountants was dismissed on January 4, 2005.

         2. The Staff is supplementally advised that the Report has not been amended to disclose uncertainty regarding the ability of the Company to continue as a going concern based on the following analysis. In June 2004, the Company completed a stock exchange transaction with the holders of the outstanding capital stock of Sifang Holdings Co., Ltd. ("Sifang"). The exchange transaction resulted in a recapitalization of the Company, with Sifang becoming the accounting survivor for reporting purposes. The audited financial statements of Sifang for fiscal 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion nor were they modified as to uncertainty, audit scope or accounting principals requiring disclosure under Item 304(a)(1)(ii) of Regulation S-B, and as such no modification to the Report has been made. However, the third paragraph of the Report, as amended, has been revised to state that the audit reports referenced therein were issued with regard Sifang and that during the audited periods, December 31, 2003 and 2002, respectively, no disclosable event under Item 304(a)(1)(ii) occurred.

United States Securities and Exchange Commission
January 21, 2005
Page 2




         The Company hopes that the foregoing is responsive to the Staff's comments. Should the Staff have additional comments or questions, please do not hesitate to direct same to both the Company and the undersigned.

                                                     Very truly yours,

                                                     /s/  George L. Diamond

                                                     George L. Diamond

cc:      Tai Caihua, President